PLATINUM GROUP METALS LTD.

Voting Results for the Annual General Meeting of Shareholders

Held on Wednesday, January 12, 2011

To: The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the “AGM”) of Platinum Group Metals Ltd. (the “Company”) held on Wednesday, January 12, 2011.

1.

Election of Directors

At the AGM, management of the Company presented to the shareholders its nominees for directors. According to proxies received and vote by show of hands, the following individuals were elected as directors of the Company until the next AGM:

Name	Votes For	Votes Withheld
R. Michael Jones	79,726,612	4,153,468
Frank R. Hallam	36,802,135	47,077,945
Iain D.C. McLean	80,400,890	3,479,190
Barry W. Smee	80,395,190	3,484,890
Eric H. Carlson	80,391,840	3,488,240

2.

Appointment of Auditors

At the AGM the shareholders were asked to approve the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and to authorize the directors to fix the auditor’s remuneration. According to proxies received and vote by show of hands, PricewaterhouseCoopers LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Votes For	Votes Withheld
98,587,511	2,275,655